EXHIBIT 4.17

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR RECEIPT BY THE OBLIGOR OF AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE OBLIGOR THAT THIS NOTE MAY BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF, UNDER AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE SECURITIES LAWS.

SUBORDINATED NOTE

$20,000,000.00	New York, New York
February 9, 2007

          ASCENDIA BRANDS, INC., a Delaware corporation (the “Obligor”), hereby promises to pay to the order of COTY INC., a Delaware corporation (together with any permitted transferee of this Subordinated Note, the “Holder”), on September 9, 2012 (the “Maturity Date”), the principal amount of TWENTY MILLION DOLLARS ($20,000,000.00), as such amount may be increased as provided in Section 1 and Section 5 below, in lawful money of the United States of America. This Subordinated Note (this “Note”) is issued in connection with the Asset Purchase Agreement dated as of January 17, 2007 among the Obligor and certain of its affiliates and Coty Inc. and certain of its affiliates (as the same may be amended or modified from time to time, the “Asset Purchase Agreement”).

          1.     Interest. This Note shall bear interest on the unpaid Total Principal from (and including) the date hereof through (but excluding) the date paid in full at a rate per annum equal to 17.25% (the “Interest Rate”) and for each date on, after and during the continuation of an Event of Default (as defined in Section 10) or a Senior Debt Default (as defined in Section 4) in accordance with Section 8(a) hereof, at a rate per annum equal to 19.75% (the “Default Interest Rate”). Interest shall be calculated based upon a 360-day year comprised of 12 30-day months. Interest due and owing under this Note shall be payable in arrears on the last Business Day of March, June, September and December in cash, provided, however, that for as long as the Senior Debt is outstanding, without the consent of each of the lenders under each of the First Lien Loan Documents and the Second Lien Loan Documents (each, as defined in Section 4), interest shall be paid by capitalizing as principal the amount of the interest payable on such date, thereby adding such amount to the unpaid principal amount of this Note on such date (the initial principal amount of this Note plus any such additional principal pursuant to this Section 1 or Section 5 hereof, the “Total Principal”).

          2.     Payments. On the Maturity Date, the Obligor shall pay, in cash, the Total Principal plus all accrued but unpaid interest then due and owing on this Note, such payments to be made by wire transfer of immediately available funds to such account of the Holder as the Holder may designate in writing. If any payment hereunder becomes due and payable on a day other than a Business Day, the due date thereof shall be extended to the next succeeding Business Day. If, on the Maturity Date, any portion of the Total Principal or accrued but unpaid interest then due and owing is not paid, then such unpaid portion of the Total Principal and/or accrued but unpaid interest shall bear interest payable on demand and in cash, for each day from (and including) the Maturity Date thereof to (but excluding) the date paid in full at a rate per annum equal to the Default Interest Rate.

          3.     Prepayments.

          (a)     Voluntary Prepayments. Subject to the requirements of Section 9 below, principal of and interest on this Note may be prepaid at any time and from time to time without penalty or premium.

          (b)     Mandatory Prepayments. Subject to the requirements of Section 9 below, the Total Principal and any accrued and unpaid interest on this Note shall be immediately due and payable in full upon the occurrence of any of the following events (except to the extent waived in writing by the Holder):

               (i)     the sale, transfer, conveyance or other disposal of all or substantially all the Obligor’s assets, property or business; or

               (ii)     the consolidation or merger of the Obligor or sale of all or substantially all of its assets (other than solely for the purpose of changing its jurisdiction of incorporation) by means of any transaction or series of related transactions to which the Obligor is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation) in which the stockholders of the Obligor immediately prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent, if any) immediately following the transaction or series of transactions.

4. Definitions. As used herein, the following terms shall have the following meanings:

          “Business Day” shall mean any day except a Saturday, Sunday, or other day on which commercial banks in the State of New York are authorized or required by law or executive order to close.

          “Common Stock” shall mean the common stock of the Obligor, par value $.001 per share.

          “Competitor” shall mean any Person directly engaged in any material respect in the in the business of marketing or positioning products in the basic bath and specialty bath categories in the food, drug and mass distribution channels.

          “First Lien Loan Documents” shall mean the credit agreement and the other loan documents dated as of even date herewith by and among the Obligor, as borrower, the Subsidiaries of the Obligor party thereto, and Wells Fargo Foothill, Inc. and/or the other first lien lenders who are or may become party thereto, and the administrative agent named therein.

          “Person” shall mean an individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

          “Prencen Lending Note” shall mean that certain secured convertible promissory note (as the same may be amended from time to time) in the initial aggregate principal amount of $91,000,000 (less the initial aggregate principal amount of the Watershed Third Lien Note) issued by the Obligor to Prencen Lending LLC, which secured convertible promissory note shall be secured by a third lien on the assets of the Obligor and/or its affiliates.

          “Second Lien Loan Documents” shall mean the credit agreement and the other loan documents dated of even date herewith by and among the Obligor, as borrower, the Subsidiaries of the Obligor party thereto, and the Watershed Lenders and/or the other second lien lenders who are or may become party thereto, and the administrative agent named therein.

          “Senior Creditors” shall mean the collective reference to the holders of the Senior Debt.

          “Senior Debt” shall mean all obligations of the Obligor and/or its Subsidiaries in respect of the unpaid principal of and interest on loans, notes, debentures and other instruments evidencing indebtedness (including, without limitation, interest accruing at the then applicable rate provided in the Senior Debt Documents after the maturity of such loans, notes, debentures and other instruments and interest accruing at the then applicable rate provided in the Senior Debt Documents after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Obligor and/or its Subsidiaries, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) and all other obligations and liabilities of the Obligor and/or its Subsidiaries, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, that may arise under, out of, or in connection with, the Senior Debt Documents, in each case whether on account of principal, interest, fees, indemnities, costs, expenses or otherwise (including, without limitation, all fees and disbursements of counsel to the Senior Creditors that are required to be paid by the Obligor and/or its Subsidiaries pursuant to the terms of the Senior Debt Documents); provided, that in no event shall the total aggregate amount of all such obligations (exclusive of any capitalized interest on the Prencen Lending Note and the Watershed Third Lien Note) exceed the Senior Debt Cap.

          “Senior Debt Cap” shall mean, at any time, an amount equal to (i) $244,000,000 (plus any capitalized interest on the Third Lien Loan Documents) less (ii) the total aggregate amount (including any capitalized interest) of the indebtedness under the Third Lien Loan Documents that is or has been converted into Common Stock.

          “Senior Debt Default” means the occurrence of any event, condition or occurrence that, after notice or lapse of time or both, would, unless cured or waived, constitute an “Event of Default” under any Senior Debt Document.

          “Senior Debt Documents” shall mean the First Lien Loan Documents, the Second Lien Loan Documents, the Third Lien Loan Documents and all documents and instruments executed and delivered in connection therewith.

          “Senior Debt Payment Date” shall mean the 91st day after the indebtedness under the First Lien Loan Documents and the Second Lien Loan Documents are paid in full.

          “Subordinated Debt” shall mean the Total Principal amount of this Note, together with accrued and unpaid interest thereon and any other amounts of any kind whatsoever from time to time owing under this Note, including the In-Kind Amount (or any additional notes contemplated by Section 3.5 of the Asset Purchase Agreement), but excluding any other amounts that are or may be owing to Coty Inc. or any of its affiliates under the Asset Purchase Agreement and each of the other Transaction Documents other than this Note.

          “Subsidiary” shall mean as to any Person, any corporation, partnership, limited liability company or other entity of which more than fifty percent (50%) of the outstanding capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company or other entity is at the time, directly or indirectly, owned by or the management is otherwise controlled by such Person (irrespective of whether, at the time, capital stock or other ownership interests of any other class or classes of such corporation, partnership, limited liability company or other entity shall have or might have voting power by reason of the happening of any contingency).

          “Third Lien Loan Documents” shall mean the Prencen Lending Note and the Watershed Third Lien Note.

          “Transaction Documents” shall have the meaning set forth in the Asset Purchase Agreement.

          “Watershed Lenders” shall mean Watershed Capital Asset Management, L.L.C. and funds managed by Watershed Asset Capital Management, L.L.C.

          “Watershed Third Lien Note” shall mean that certain convertible promissory note (as the same may be amended from time to time) issuable by the Obligor to the Watershed Lenders upon exercise of the Watershed Lenders’ right, at the closing of the Acquisition, to purchase up to $10,000,000 in aggregate principal amount of said convertible promissory note, which convertible promissory note shall be secured by a third lien on the assets of the Obligor.

          (b)     The expressions “prior payment in full,” “paid in full,” “payment in full” and any other similar terms or phrases when used in this Note in the context of the Senior Debt shall mean payment in full in immediately available funds of the Senior Debt and termination of any commitment to lend.

          5.     Additional Principal. For so long as this Note is held by Coty Inc., in lieu of issuing additional notes as contemplated by Section 3.5 of the Asset Purchase Agreement, the principal amount of this Note may be increased, at the option of the Obligor and upon prior written notice to Coty Inc., by adding the In- Kind Amount (as defined in the Asset Purchase Agreement), if any, payable pursuant to Section 3.5 of the Asset Purchase Agreement to the then existing Total Principal.

          6.     Transfer, Exchange and Replacement of Note. Subject to the third sentence of this Section 6, this Note shall be transferable in whole or in part by the Holder to any Person; provided that, except upon the occurrence and during the continuance of an Event of Default, without the prior written consent of the Obligor, this Note shall not be transferred to a

Person who is a Competitor of the Obligor; provided, further, that any transferee or subsequent holder of this Note shall expressly agree in writing to be bound by the subordination provisions set forth in Section 9 hereof. Upon delivery of this Note duly endorsed by, or accompanied (if reasonably required by the Obligor) by proper evidence of succession, assignment or authority to transfer executed by, the Holder, in each case accompanied by any necessary transfer tax imposed upon transfer or evidence thereof, the Obligor shall execute a new Note to the Person or Persons entitled thereto and such Person or Persons shall be deemed the Holder hereunder. The Obligor may deem and treat the Person in whose name this Note is held as the absolute, true and lawful owner of this Note for all purposes. Upon receipt by the Obligor of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note, the Obligor shall make and deliver a new Note of like tenor, in lieu of this Note, if (i) in case of loss, theft or destruction, the Obligor receives an indemnity undertaking in customary form, (ii) the Obligor is reimbursed for all reasonable expenses incidental to such replacement, and (iii) this Note is surrendered and cancelled, if mutilated.

          7.     Securities Laws. By its acceptance of this Note, Holder hereby represents and warrants to the Obligor that it is an “accredited investor” as that phrase is defined in Rule 501 under the Act, and is acquiring this Note for its own account, for investment, and not with a view to the distribution of this Note in a manner contrary to the provisions of the Act or any applicable state securities laws. The Obligor shall have the right to receive an opinion of counsel in a customary form that this Note may be offered for sale, sold or transferred pursuant to an exemption from registration under the Act; provided that such opinion of counsel shall not be required in connection with any such sale, assignment or transfer to (i) an institutional accredited investor, (ii) an affiliate of the Holder or (iii) if the Holder provides the Obligor with assurance (reasonably satisfactory to the Obligor) that such Note can be sold, assigned or transferred pursuant to Rule 144 of the Act. Notwithstanding the foregoing, this Note may be pledged by the Holder to any Person in connection with a bona fide margin account or other loan or financing to be secured by this Note (and no opinion of counsel shall be required in connection with such pledge but an opinion of counsel may be required by the Obligor in connection with the transfer of this Note in connection with the exercise of such pledgee’s rights).

          8.     Certain Obligations.

          (a)     Upon the occurrence and during the continuation of a Senior Debt Default under the First Lien Loan Documents or the Second Lien Loan Documents, this Note shall bear interest at the Default Interest Rate; provided, that, once the Senior Debt Default under the First Lien Loan Documents or the Second Lien Loan Documents, as the case may be, has been cured or waived and the interest rate thereunder is returned to the non-default interest rate, this Note shall bear interest at the Interest Rate.

          (b)     Certain Notices. Promptly, and in any event within three Business Days, after (i) an officer of the Obligor obtains knowledge of the occurrence of any event or condition that, after notice or lapse of time or both, would, unless cured or waived, constitute an Event of Default hereunder or a Senior Debt Default, or (ii) an officer of the Obligor receives any notice that the holder of the Prencen Lending Third Lien Note or the Watershed Third Lien Note wishes to convert any portion of such note into Common Stock, the Obligor will furnish to the Holder a certificate of the chief executive officer or the chief financial officer of the Obligor setting forth the details thereof and the actions that the Obligor is taking or proposes to take with respect thereto.

          9.     Subordination. Notwithstanding anything to the contrary contained herein:

          (a)     Payment of the Subordinated Debt is and shall be expressly subordinate and junior in right of payment to the prior payment in full of all of the Senior Debt to the extent and in the manner set forth herein, and the Subordinated Debt is hereby so subordinated as a claim against the Obligor or any of its Subsidiaries or any of the assets of the Obligor or such Subsidiaries, whether such claim be (i) in the event of any distribution of assets of the Obligor or such Subsidiary upon any voluntary or involuntary dissolution, winding-up, total or partial liquidation or reorganization, or bankruptcy, insolvency, receivership or other statutory or common law proceedings or arrangements involving the Obligor or such Subsidiary or the readjustment of its liabilities or any assignment for the benefit of creditors or any marshaling of its assets or liabilities (collectively, a “Reorganization”) or (ii) other than in connection with a Reorganization.

          (b)     (i) Except for in-kind interest payments, debt securities that are subordinated at least to the same extent as the Note to the Senior Debt, cash payments permitted on or following the Maturity Date pursuant to Section 9(b)(ii) below and amounts subject to set off pursuant to Section 19 hereof) all of the Senior Debt shall be paid in full before any direct or indirect payment or distribution of any kind or character is made upon the Subordinated Debt. In any Reorganization, any payment or distribution of any kind or character, whether in cash or property or securities, that may be payable or deliverable in respect of this Note and the Subordinated Debt shall be paid or delivered directly to the Senior Creditors in accordance with the Senior Debt Documents, for payment of the Senior Debt until the Senior Debt is paid in full. If the Holder does not file a claim or proof of debt in the form required in any Reorganization or other proceedings prior to 20 days before the expiration of the time to file such claims or proofs, any Senior Creditor shall have the right to demand, sue for, collect and receive any payments and distributions in respect of the Subordinated Debt which are required to be paid or delivered to the Senior Creditors and to take such other action in the name of the Holder or of the Senior Creditors as such Senior Creditor(s) may deem reasonably necessary or advisable for the enforcement of the provisions hereof. The Holder shall execute and deliver such other and further powers of attorney, assignments, proofs of claim or other instruments, and take such other actions, as may be reasonably requested by the Senior Creditors to accomplish any of the foregoing.

               (ii)     On each date on or after the Maturity Date on which payments of cash interest or principal are due and payable hereunder, the Obligor may pay and the Holder may receive such payments so long as no Senior Debt Default then exists or would be caused by any such payment.

          (c)     In the event that, notwithstanding the foregoing, any payment or distribution of the assets of the Obligor or any of its Subsidiaries of any kind or character, whether in cash, property or securities, and whether prior to or after the commencement of any Reorganization or other proceedings, shall be received by the Holder in respect of this Note in violation of the terms hereof before all Senior Debt is paid in full, such payment or distribution shall be held in trust for the Senior Creditors and shall forthwith be paid over to the Senior Creditors for application to the payment of the Senior Debt until all Senior Debt shall have been paid in full.

          (d)     Except with respect to an Event of Default occurring at maturity of this Note pursuant to Section 10(a)(i) hereof, the Holder and the Obligor each agrees that, until the Senior Debt has been paid in full (i) the Holder will not take, demand, sue for, receive or accept, or take any action to accelerate or collect (and the Obligor shall not make) any cash payment of all or any part of the Subordinated Debt or assert any other rights or remedies hereunder and (ii) the Holder will not file or join in any petition or proceeding seeking the bankruptcy or Reorganization of the Obligor; provided, however, that if any Person (other than the Holder or any affiliate of the Holder) files or initiates any petition or proceeding seeking the foregoing or takes any action to accelerate or collect any cash payment of all or any part of any debt of the Obligor, then after the filing of any such petition or the commencement of any such proceeding the Holder may join in such petition or proceeding or initiate a separate action to accelerate all or any part of the Subordinated Debt.

          (e)     The Obligor and the Senior Creditors, or any of them, may, at any time and from time to time, without the consent of or notice to the Holder, without incurring any responsibility to the Holder, and without impairing or releasing any of the rights of any Senior Creditor or any of the obligations of the Holder: (i) change the amount or terms of, or renew or extend, the Senior Debt or enter into or amend in any manner any agreement relating to the Senior Debt; provided, however, that Obligor shall not at any time have Senior Debt outstanding in excess of the Senior Debt Cap without the prior written consent of Holder; and provided, further, that no such consent shall be required if this Note is repaid in full prior to or simultaneous with the incurrence of such additional Senior Debt; (ii) sell, exchange, release or otherwise deal with any property at any time pledged or mortgaged to secure the Senior Debt; (iii) release anyone liable in any manner for the payment or collection of the Senior Debt; and (iv) exercise or refrain from exercising any rights against the Obligor, any Subsidiary and any other Person (including the Holder).

          (f)     The Holder hereby waives notice of or proof of reliance by any Senior Creditor upon the provisions hereof, and the Senior Debt shall conclusively be deemed to have been created, contracted, incurred or maintained in reliance upon the provisions hereof and each Senior Creditor is hereby irrevocably authorized to enforce such provisions.

          (g)     The Obligor hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever. The nonexercise by any Senior Creditor of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

          (h)     The subordination provisions contained herein are for the benefit of the Senior Creditors and their respective successors and assigns, and the rights of any present or future holder of the Senior Debt to enforce the subordination provisions contained herein, may not be rescinded, cancelled, modified, amended, amended and restated or impaired in any way without the prior written consent of each of the holders of the Senior Debt.

          (i)     Except with the consent of the Senior Creditors, in no event shall the Holder take, accept or receive any lien or security interest on any asset of the Obligor or its Subsidiaries or any other collateral or security for the Subordinated Debt.

          (j)     The Senior Creditors are express third party beneficiaries of this Section 9 and are entitled to enforce the subordination provisions contained in this Note.

          10.     Defaults and Remedies.

          (a)     Events of Default. An “Event of Default” shall occur if:

               (i)     the Obligor shall default in the payment of the Total Principal of this Note, when and as the same shall become due and payable, whether at maturity or by acceleration or otherwise;

               (ii)     an “Event of Default” shall occur under any Senior Credit Documents and any Senior Creditor shall accelerate any Senior Debt in accordance with the terms thereof;

               (iii)     the Obligor fails to pay any interest on this Note in cash at or following the Maturity Date or any other amount payable under this Note at or following the Maturity Date;

               (iv)     an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (x) relief in respect of the Obligor or any of its significant Subsidiaries, or of a substantial part of its property or assets, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (y) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Obligor or any of its significant Subsidiaries, or for a substantial part of its property or assets, or (z) the winding up or liquidation of the Obligor or any of its significant Subsidiaries; or

               (v)     the Obligor or any of its significant Subsidiaries shall (A) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (B) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (iii) above, (C) apply for or consent to the appointment of a receiver trustee, custodian, sequestrator, conservator or similar official for the Obligor or any significant Subsidiary, or for a substantial part of their respective property or assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors, (F) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (G) take any action for the purpose of effecting any of the foregoing.

          (b)     Acceleration. Subject to Section 9(d) hereof: (i) if an Event of Default occurs under subsection (a)(ii), (iv) or (v) above, then the outstanding Total Principal of and all accrued and unpaid cash interest on this Note shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived, and (ii) if any other Event of Default occurs and is continuing, the Holder, by written notice to the Obligor, may declare the Total Principal of and interest on the Note to be due and payable immediately, and, upon such declaration, such principal and interest shall become immediately due and payable. The Holder of the Note may rescind an acceleration and its consequences if all existing Events of Default have been cured or waived and if the rescission would not conflict with any judgment or decree.

          11.     Subrogation. After all amounts payable under or in respect of the Senior Debt are paid in full and the commitments thereunder terminated, the Holder shall be subrogated to the rights of holders of the Senior Debt to receive payments or distributions applicable to the Senior Debt to the extent that distributions otherwise payable to the Holder have been applied to the payment of the Senior Debt. A distribution made under this Section 11 to a holder of the Senior Debt which otherwise would have been made to the Holder is not, as between the Obligor and the Holder, a payment by the Obligor on the Senior Debt.

          12.     Notices. All notices and other communications made pursuant to the provisions of or in connection with this Note shall be in writing and shall be deemed to have been duly made when delivered personally or by express mail or courier or when sent by facsimile transmission with confirmation received (provided a writing evidencing such transmission is mailed by first class mail, postage prepaid within two Business Days).

          (a)     If to the Obligor, to Ascendia Brands, Inc., 100 American Metro Blvd., Suite 108, Hamilton, New Jersey, 08619, Attention: Andrew Sheldrick, Esq., General Counsel, telecopy: (609) 890-8458, or to such other address as the Obligor may give notice of to the Holder from time to time (with copies to (i) Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Attention: Thomas D. Balliett, Esq., telecopy: (212) 715-8000 and (ii) Wells Fargo Foothill, Inc., One Boston Place, 18th Floor, Boston, MA 02108, Attn: Business Finance Division Manager, telecopy: (627) 722-9493.

          (b)     If to the Holder, Coty Inc., 2 Park Avenue, New York, New York 10016, Attention: Michael J. Fishoff, telecopy: (212) 479-4508 (with copies to (i) Coty Inc., 2 Park Avenue, New York, New York 10016, Attention: General Counsel, telecopy: (212) 479-4328), or to such other address as the Holder may give notice of to the Obligor from time to time and (ii) Wells Fargo Foothill, Inc., One Boston Place, 18th Floor, Boston, MA 02108, Attn: Business Finance Division Manager, telecopy: (627) 722-9493.

          13.     Expenses. Subject to the subordination provisions hereof, the Obligor shall pay all fees and expenses of the Holder, including the reasonable fees and disbursements of the Holder’s counsel, incurred in connection with any claim, action or proceeding relating to or arising out of this Note made by any Person (other than the Holder) against either the Holder or any other Person in which the Holder is subsequently impleaded or otherwise made a party, and any other claim, action or proceeding in which the Holder exercises or enforces, or seeks to exercise or enforce, its legal and equitable rights hereunder; provided, however, that (a) each party hereto shall pay its own expenses incurred in connection with the negotiation and execution of this Note and (b) Holder will pay all fees, costs and expenses of the Senior Creditors incurred in connection with enforcing the subordination provisions hereof.

          14.     Entire Agreement. Each of the Obligor and the Holder confirms that this Note constitutes the entire contract among the parties relating to the subject matter hereof and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

          15.     Severability. Any provision of this Note that is prohibited or unenforceable in a jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

          16.     Successors and Assigns. All covenants and agreements of the Obligor and the Holder under this Note shall be binding on the Obligor and the Holder and their respective successors and permitted assigns.

          17.     Amendments. No amendment, supplement, waiver or other modification to this Note shall be effective without the prior written consent of the Obligor and the Holder, provided that prior to the Senior Debt Payment Date, no amendment or modification of this Note may adversely affect in any respect the rights of any Senior Creditor under Section 9 hereof without the written consent of such Senior Creditor or its representative or agent (including, any agent bank under the Senior Debt Documents).

          18.     Governing Law; Waiver of Jury Trial. This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without giving effect to principles regarding conflicts of law. THE OBLIGOR AND, BY ITS ACCEPTANCE OF THIS NOTE, THE HOLDER (AND ANY TRANSFEREE THEREOF) HEREBY WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS NOTE.

          19.     Set Off. The obligations under this Note may not be set off against any obligations of Holder to the Obligor, its Subsidiaries or affiliates; provided that, for so long as all or any portion of this Note is held by Coty Inc. or any of its affiliates, at the election of Coty Inc. or such affiliate, the obligations of the Obligor under this Note may be reduced, on a dollar-for-dollar basis, as payment for indemnification obligations of the Sellers (as defined in the Asset Purchase Agreement) to any Purchaser Indemnified Party in accordance with and to the extent provided for in Section 6.10 of the Asset Purchase Agreement. Notwithstanding the foregoing or anything contained in this Note to the contrary, the Holder shall not have the right to set off any amounts owed by any Seller to any Purchaser pursuant to Sections 3.3 and 3.4 of the Asset Purchase Agreement.

[Signatures appear on the following page.]

ASCENDIA BRANDS, INC.

By:	/s/ Joseph A. Falsetti
Name:	Joseph A. Falsetti
Title:	President & Chief Executive Officer

Acknowledged and Agreed:

COTY INC.

By:	/s/ Michael Fishoff
Name:	Michael Fishoff
Title:	CFO